UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. N/A)

Under the Securities Exchange Act of 1934

Smartsheet Inc.

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

83200N103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑    Rule 13d-1(b)
☒    Rule 13d-1(c)
❑    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brent R. Frei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,184,041 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,184,041 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,184,041 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3% (2)(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 372,814 shares of Class A common stock of Smartsheet Inc. (the “Company”) held of record by Brent R. Frei, (ii) 6,286,227 shares of Class B common stock held of record by Mr. Frei, (iii) an option representing the right to purchase 25,000 shares of Class B common stock that are exercisable within 60 days of December 31, 2018, and (iv) 100,000 shares of Class B common stock held of record by each of the CC GRAT of 2017, the Frei GRAT of 2017, the KF GRAT of 2017, the MF GRAT of 2017 and the SD GRAT of 2017 (together, the “Trusts”), of which Mr. Frei is the Trustee.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3)
Based on a quotient obtained by dividing (a) the aggregate number of shares of Class A common stock, Class B common stock and options exercisable within 60 days for Class B common stock beneficially owned by Mr. Frei as set forth in row 9 by (b) the sum of (i) 43,504,396 shares of Class A common stock outstanding as of December 31, 2018, and (ii) 6,811,227 shares of Class B common stock beneficially owned by Mr. Frei (which number includes the shares of Class B common stock held by the Trusts and options exercisable within 60 days for Class B common stock). The aggregate number of shares of Class B common stock beneficially owned by Mr. Frei as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Mr. Frei.

(4)
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes. There were 60,966,206 shares of Class B common stock outstanding as of December 31, 2018, including the 6,786,227 shares beneficially owned by Mr. Frei as set forth in Footnote “(3)” above. The percentage does not reflect the 10-for-1 voting power of the Class B common stock because those shares are treated as converted into Class A common stock for the purposes of this report.

CUSIP No. 83200N193	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Smartsheet Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 10500 NE 8th Street, Suite 1300 Bellevue, WA 98004

Item 2(a)	Name of Person Filing:

Brent R. Frei

Item 2(b)	Address of Principal Business Office or, If None, Residence: 10500 NE 8th Street, Suite 1300, Bellevue, WA 98004

Item 2(c)	Citizenship: (i) U.S.

Item 2(d)	Title of Class of Securities: Class A Common Stock, no par value per share

Item 2(e)	CUSIP Number: 83200N103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership:
(a) Amount beneficially owned:
7,184,041 (1)(2)
(b) Percent of class:
14.3% (2)(3)(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote:
7,184,041 (1)(2)

(ii) Shared power to vote or to direct the vote:
None.
(iii) Sole power to dispose or to direct the disposition of:

7,184,041 (1)(2)
(iv) Shared power to dispose of or direct the disposition of:
None.

CUSIP No. 83200N193	13G	Page 4 of 5 Pages

(1)
Consists of (i) 372,814 shares of Class A common stock of Smartsheet Inc. (the “Company”) held of record by Brent R. Frei, (ii) 6,286,227 shares of Class B common stock held of record by Mr. Frei, (iii) an option representing the right to purchase 25,000 shares of Class B common stock that are exercisable within 60 days of December 31, 2018, and (iv) 100,000 shares of Class B common stock held of record by each of the CC GRAT of 2017, the Frei GRAT of 2017, the KF GRAT of 2017, the MF GRAT of 2017 and the SD GRAT of 2017 (together, the “Trusts”), of which Mr. Frei is the Trustee.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3)
Based on a quotient obtained by dividing (a) the aggregate number of shares of Class A common stock, Class B common stock and options exercisable within 60 days for Class B common stock beneficially owned by Mr. Frei as set forth in row 9 by (b) the sum of (i) 43,504,396 shares of Class A common stock outstanding as of December 31, 2018, and (ii) 6,811,227 shares of Class B common stock beneficially owned by Mr. Frei (which number includes the shares of Class B common stock held by the Trusts and options exercisable within 60 days for Class B common stock). The aggregate number of shares of Class B common stock beneficially owned by Mr. Frei as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Mr. Frei.

(4)
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to 10 votes. There were 60,966,206 shares of Class B common stock outstanding as of December 31, 2018, including the 6,786,227 shares beneficially owned by Mr. Frei as set forth in Footnote “(3)” above. The percentage does not reflect the 10-for-1 voting power of the Class B common stock because those shares are treated as converted into Class A common stock for the purposes of this report.

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: □

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 83200N193	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

BRENT R. FREI

/s/ Brent R. Frei
Name: Brent R. Frei